SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

BlackRock Resources & Commodities Strategy Trust

(Name of Subject Company (Issuer))

BlackRock Resources & Commodities Strategy Trust

(Names of Filing Person(s) (Issuer))

Common Shares of Beneficial Interest, Par Value $0.001 per share

(Title of Class of Securities)

09257A108

(CUSIP Number of Class of Securities)

John M. Perlowski

BlackRock Resources & Commodities Strategy Trust

50 Hudson Yards

New York, New York 10001

(800) 882-0052

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person(s))

Copies to:

Margery K. Neale, Esq.	Janey Ahn, Esq.
Willkie Farr & Gallagher LLP	BlackRock Advisors, LLC
787 Seventh Avenue	50 Hudson Yards
New York, New York 10019	New York, New York 10001

January 23, 2025

(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which this statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Issuer Tender Offer Statement on Schedule TO filed on January 23, 2025 (the “Schedule TO”) by BlackRock Resources & Commodities Strategy Trust, a Delaware statutory trust (the “Fund”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with an offer by the Fund (the “Offer”) to repurchase 2.5% of its issued and outstanding common shares of beneficial interest, par value $0.001 per share (the “Shares”), in exchange for cash at a price equal to 98% of the net asset value (“NAV”) per Share determined as of the close of the regular trading session of the New York Stock Exchange, the principal market on which the Shares are traded, on the next day the NAV is calculated after the Offer expires, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 23, 2025 (the “Original Offer to Purchase”), the Supplement No. 1 to the Original Offer to Purchase, dated January 23, 2025 (the “Supplement No. 1” and together with the Original Offer to Purchase, the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which were previously filed as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iii), respectively, to the Schedule TO.

This Amendment No. 1 is being filed to update Item 12 of the Schedule TO to include a press release announcing the preliminary results of the Offer, which expired on February 24, 2025, at 5:00 p.m. Eastern time. A copy of the press release is attached hereto as Exhibit (a)(5)(ii).

Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase and the Letter of Transmittal remains unchanged, and this Amendment No. 1 does not modify any of the information previously reported in the Schedule TO, the Offer to Purchase or the Letter of Transmittal.

Item 1  through Item 9 and Item 11

The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated by reference into this Amendment No. 1 in answer to Item 1 through Item 9 and Item 11 of the Schedule TO.

Item 10.	Financial Statements

(a) The audited annual financial statements of the Fund dated December 31, 2023 and the schedule of investments of the Fund dated December 31, 2023, both filed with the SEC on EDGAR on Form N-CSR on March 6, 2024, are incorporated by reference. The unaudited semi-annual financial statements of the Fund dated June  30, 2024 and the schedule of investments of the Fund dated June 30, 2024, both filed with the SEC on EDGAR on Form N-CSRS on September 5, 2024, are incorporated by reference.

(b) Not applicable.

Item 12(a).	Exhibits

Item 12(a) of the Schedule TO is hereby amended and supplemented to add the following exhibit:

(a)(5)(ii)  Press release issued on February 24, 2025 is filed herewith.

Item 12(c).	Filing Fees

Filing Fee Exhibit is filed herewith.

Item 13.	Information Required By Schedule 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BlackRock Resources & Commodities Strategy Trust

By:	/s/ John M. Perlowski
Name: John M. Perlowski
Title: President and Chief Executive Officer

Dated: February 24, 2025

Exhibit Index

Exhibit Number	Description

(a)(5)(ii)	Press release issued on February 24, 2025

Filing Fee Exhibit